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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                 BAREFOOT INC.
                           (NAME OF SUBJECT COMPANY)

                                 BAREFOOT INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

           COMMON STOCK, $.01 PAR VALUE, TOGETHER WITH THE ASSOCIATED
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   067512103
                     (CUSIP Number of Class of Securities)

                              MICHAEL R. GOODRICH
             CHIEF FINANCIAL OFFICER, PRINCIPAL ACCOUNTING OFFICER
                                 BAREFOOT INC.
                          450 WEST WILSON BRIDGE ROAD
                            WORTHINGTON, OHIO 43085
                                 (614) 846-1800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                          ROGER E. LAUTZENHISER, ESQ.
                        VORYS, SATER, SEYMOUR AND PEASE
                               52 EAST GAY STREET
                              COLUMBUS, OHIO 43215

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The subject company is Barefoot Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 450 West Wilson Bridge Road, Columbus, Ohio 43085. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule l4D-9 (the "Schedule l4D-9") relates is the Company's common stock, par value $.01 per share (the "Shares"), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Stock Purchase Rights").

ITEM 2. TENDER OFFER OF THE BIDDER.

  The Offer. This statement relates to a tender offer (the "Offer") by ServiceMaster Limited Partnership ("ServiceMaster"), a Delaware limited partnership, disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 17, 1997 (the "Schedule 14D-1"). The Offer is being made by ServiceMaster pursuant to the terms of an Acquisition Agreement (the "Acquisition Agreement"), dated December 5, 1996, by and among the Company, ServiceMaster and ServiceMaster Acquisition Corporation (the "Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of ServiceMaster, and a Plan and Agreement of Merger (the "Merger Agreement"), dated December 5, 1996, by and among the Company, ServiceMaster and Merger Sub. Pursuant to the terms of the Offer, ServiceMaster has agreed to purchase each of the outstanding Shares, together with the associated Stock Purchase Rights, not already owned by ServiceMaster, for, at the election of the holder, either: (i) $16.00 in cash, without any interest thereon (the "Cash Consideration"); or (ii) a fraction (the "Conversion Fraction") of a validly issued, fully paid and nonassessable share ("ServiceMaster Share") of limited partnership interest in ServiceMaster, determined by dividing $16.00 by the greater of (x) $23.00 or
(y) the average (without rounding) of the closing price (the "Average ServiceMaster Share Price") of ServiceMaster Shares on the New York Stock Exchange ("NYSE") as reported on the NYSE Composite Tape for the 15 consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the Expiration Date (as hereinafter defined) and rounding the result to the nearest one one-hundred thousandth of a share (the "Share Consideration" and collectively with the Cash Consideration, the "Offer Consideration"). Pursuant to the Offer, the Company's stockholders may elect to receive all cash or all ServiceMaster Shares or any combination thereof. There is no limit on the percentage of the Offer Consideration which may be received as cash or as ServiceMaster Shares. The Expiration Date is defined in the Acquisition Agreement as 12:00 midnight, New York City time, on February 21, 1997, unless extended.

  The Offer is conditioned on a minimum number (the "Minimum Number") of the outstanding Shares being tendered for either cash or ServiceMaster Shares pursuant to the Offer such that, when added to all Shares owned by ServiceMaster prior to consummation of the Offer, ServiceMaster will own at least 75% of the Shares which shall be outstanding at the time ServiceMaster shall acquire Shares pursuant to the Offer (the "Closing Time"). The Offer is also subject to certain other conditions, any or all of which may be waived in the sole discretion of ServiceMaster. ServiceMaster has reported that, as of January 17, 1997, it beneficially owned 289,000 Shares or approximately 2.0% of the outstanding Shares.

  Patrick J. Norton (Barefoot's Chief Executive Officer) has informed the Company that it is his present intention to tender all of his Shares (which represent approximately 9.5% of all outstanding Shares) and to elect the Share Consideration for substantially all of such tendered Shares. Mr. Norton's action is not intended to constitute advice or a recommendation as to whether or not any stockholder should tender or how any other Company stockholder should choose between the Cash Consideration and Share Consideration.

  THE COMPANY MAKES NO RECOMMENDATION AS TO WHETHER STOCKHOLDERS SHOULD ELECT TO RECEIVE THE CASH CONSIDERATION OR THE SHARE CONSIDERATION PURSUANT TO THE OFFER. EACH COMPANY STOCKHOLDER MUST MAKE SUCH STOCKHOLDER'S OWN DECISION WITH RESPECT TO SUCH ELECTION.

  The Offer is being made on the terms and subject to the conditions set forth in the Offering Circular/Prospectus of ServiceMaster (the "Offering Circular/Prospectus") and the related Letter of Transmittal/Form of Election, copies of which are included with this mailing. The Company's stockholders are encouraged to review the information set forth in the sections of the Offering Circular/Prospectus entitled "SUMMARY--The Offer" and "THE OFFER", which are incorporated herein by reference.

  The Schedule l4D-l states that the principal executive offices of ServiceMaster are located at One ServiceMaster Way, Downers Grove, Illinois 60515.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning ServiceMaster, Merger Sub or their affiliates, or actions or events with respect to any of them, was provided by ServiceMaster, and the Company takes no responsibility for such information.

  (b) Each material contract, agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) ServiceMaster, its executive officers, directors or affiliates, is set forth below.

THE ACQUISITION AGREEMENT AND THE MERGER AGREEMENT

  The following summarizes certain portions of the Acquisition Agreement and the Merger Agreement, which relate to arrangements among the Company, ServiceMaster and the Company's executive officers and directors. The summaries of the Acquisition Agreement and the Merger Agreement provided below are qualified in their entirety by reference to the Acquisition Agreement and the Merger Agreement. Copies of the Acquisition Agreement and the Merger Agreement are included with this mailing as Annex I and Annex II, respectively, to the Offering Circular/Prospectus, and are incorporated herein by reference as Exhibits 1 and 2, respectively. The Offering Circular/Prospectus was filed with the Securities and Exchange Commission (the "Commission") by ServiceMaster on January 17, 1997 as Exhibit (a)(1) to the
Schedule 14D-1. In addition, the summaries of the Acquisition Agreement and the Merger Agreement contained in the Offering Circular/Prospectus under the section entitled "DESCRIPTION OF THE ACQUISITION AGREEMENT AND MERGER AGREEMENT", are incorporated herein by reference and should be read in their entirety for a more complete description of the terms and provisions of the Acquisition Agreement and the Merger Agreement.

  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Acquisition Agreement.

  Treatment of Stock Options. The Acquisition Agreement provides that at the Closing, the Company will pay to each Company employee or director who holds any option to acquire Shares (a "Barefoot Stock Option"), an amount of cash equal to the number of Shares subject to such Barefoot Stock Option at the Closing (whether or not then vested) times the remainder derived by subtracting the exercise price per share from $16. The Company has agreed to obtain an agreement in a form reasonably satisfactory to ServiceMaster from each holder of each Barefoot Stock Option to accept such payment in exchange for a surrender of all rights of such holder under or by reason of such Barefoot Stock Option, including but not limited to, the termination of the holder's rights to purchase any Shares with such Barefoot Stock Option after the Closing. The obtaining of such an agreement from each holder of a Barefoot Stock Option is a condition to ServiceMaster's obligation to consummate the Closing.

  Severance and Stay Protection Plan. The Acquisition Agreement provides that, at or before the Closing Time, the Company shall adopt a severance and stay protection plan which, from and after the Closing Time, ServiceMaster and Merger Sub shall honor. The substantive terms of the Severance and Stay Protection Plan are as follows:

  A. Severance: One week of compensation for each year of service with the Company, provided that the employee leaves in good standing.

  B. Stay pay: additional compensation of four, six or eight weeks, as applicable, to employees who are scheduled to remain for extended periods to assist with the transaction. The specific amount of stay pay for an employee shall be determined by the employee's position. These benefits may be modified based on individual circumstances and/or critical value.

  C. Vacation: vested vacation shall be paid in addition to items A and B, above.

  The Acquisition Agreement also provides that ServiceMaster shall not communicate with any employees of the Company or any subsidiary of the Company about future employment relationships or terms prior to the Closing without the prior consent of the Company's Chief Executive Officer or Chief Financial Officer.

  No Solicitation. The Acquisition Agreement provides that the Company (and its subsidiaries and affiliates) shall not, and the Company (and its subsidiaries and affiliates) will use their best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or (except to the extent permitted by clause (ii) below) take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal (as hereinafter defined) of the Company or any subsidiary or an inquiry with respect thereto, or, (ii) in the event of an unsolicited bona fide Takeover Proposal for the Company or any subsidiary of the Company, engage in negotiations or discussions with, or provide any information or data to, any corporation, partnership, person or other entity or group (other than ServiceMaster or any of its affiliates or representatives) ("Person") relating to any Takeover Proposal; except in the case of clause (ii) above, to the extent that the Company's Board of Directors reasonably concludes, after having received the advice of outside legal counsel to the Company and the advice of the Company's financial advisor, and after having had the opportunity to discuss the Takeover Proposal with such person making the Takeover Proposal (which discussions shall not be deemed to be a violation of the Acquisition Agreement) that such Takeover Proposal is reasonably likely to result in consideration per Share in excess of the Offer Consideration and the failure to engage in such negotiations or discussions or provide such information is reasonably likely to result in a breach of the Board of Directors' fiduciary duties under applicable law; provided, however, that notwithstanding the foregoing, the Company's Board of Directors may take, and disclose to the Company's stockholders a position contemplated by Rules for 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to any tender offer for shares of capital stock of the Company. Prior to furnishing any information to any such Person making a Takeover Proposal, the Company shall have obtained a confidentiality agreement from such Person containing confidentiality provisions substantially similar to the confidentiality provisions in the Confidentiality Agreement, dated November 11, 1996, between ServiceMaster and the Company. The Company shall notify ServiceMaster of any such offers, proposals, inquiries or Takeover Proposals (including, without limitation, the material terms and conditions thereof and the identity of the Person making it), within 24 hours of the receipt thereof, and shall provide ServiceMaster with a copy of any written Takeover Proposal or amendments or supplements thereto, and shall thereafter inform ServiceMaster on a reasonable basis of the status of any discussions or negotiations with such a third party, and any material changes to the terms and conditions of such Takeover Proposal, and shall promptly give ServiceMaster a copy of any information delivered to such Person which has not previously been reviewed by ServiceMaster.

  As it is used in the Acquisition Agreement, the term "Takeover Proposal" means any tender or exchange offer involving the capital stock of the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company or any subsidiary of the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any subsidiary of the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company or any subsidiary of the Company other than pursuant to the transactions to be effected pursuant to the Acquisition Agreement.

  The Company Franchises. The Acquisition Agreement provides that as soon as practicable after the Closing Time, ServiceMaster shall make every effort to provide to each of the Company's franchisees the option to do any of the following: (i) to sell such franchise to the Company on terms and conditions as the franchisee and

ServiceMaster may agree; (ii) to continue to operate its franchise in accordance with existing agreements between the franchisee and the Company; or
(iii) to terminate the existing agreement between the franchisee and the Company and to operate its business independently without use of the Company trade names, service marks or similar rights.

  Officers' and Directors' Insurance; Indemnification. The Acquisition Agreement provides that, at all times after the Closing Time, ServiceMaster will indemnify (and advance expenses to) each person who is now, or has been at any time prior to the date of the Acquisition Agreement, a director or officer of the Company or of any of the Company's subsidiaries (individually an "Indemnified Party" and collectively the "Indemnified Parties"), to the same extent and in the same manner as is now provided in the respective charters or by-laws of the Company and such subsidiaries or otherwise in effect on the date of the Acquisition Agreement, with respect to any claim, liability, loss, damage, cost or expense (whenever asserted or claimed) ("Indemnified Liability") based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Closing Time. ServiceMaster shall, or shall cause the Company to, maintain in effect for not less than six (6) years after the Closing the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries on the date of the Acquisition Agreement with respect to matters existing or occurring at or prior to the Closing Time (provided that ServiceMaster may substitute therefor policies having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies and with carriers reasonably comparable to the Company's existing carriers in terms of creditworthiness). The insurance required by the preceding sentence shall be in an amount at any particular time equal to the greater of (i) the amount of coverage provided by the Company's insurance on the date of the Acquisition Agreement or (ii) the amount of coverage provided to ServiceMaster's own directors at the particular time. Promptly after receipt by an Indemnified Party of notice of the assertion (an "Assertion") of any claim or the commencement of any action against him or her in respect to which indemnity or reimbursement may be sought against ServiceMaster, the Company, the Surviving Corporation or a subsidiary of the Company or the Surviving Corporation ("Indemnitors") hereunder, such Indemnified Party shall notify any Indemnitor in writing of the Assertion, but the failure to so notify any Indemnitor shall not relieve any Indemnitor of any liability it may have to such Indemnified Party hereunder except where such failure shall have materially prejudiced Indemnitor in defending against such Assertion. No Indemnified Party shall settle any Assertion without the prior written consent of ServiceMaster. The foregoing provisions are intended for the benefit of, and are enforceable by, the respective Indemnified Parties.

  Existing Stockholders Agreements and Registration Rights Agreements. The Acquisition Agreement provides that the Company will use its best efforts to terminate or cause to be terminated, prior to the Closing Time, any stockholders agreements or registration rights agreements with or among any of its stockholders.

  Termination. The Acquisition Agreement provides that the Acquisition Agreement may be terminated and the Merger abandoned at any time prior to the Closing Time:

    (i) by the mutual consent of the Board of Directors of ServiceMaster and the Board of Directors of the Company;

    (ii) by either of the Board of Directors of the Company or the Board of Directors of ServiceMaster; (a) if the Offer shall not have been commenced by February 15, 1997; provided, however, that the right to terminate the Acquisition Agreement under this clause (ii) (a) shall not be available to any party whose failure to fulfill any obligation under the Acquisition Agreement has been the primary and but-for cause of the failure of the Offer to have been commenced by February 15, 1997; or (b) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their diligent efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger or any material aspect of the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

    (iii) by the Board of Directors of the Company:

      (a) if the Board of Directors of the Company shall have (I) withdrawn, or modified or changed in a manner adverse to ServiceMaster its approval or recommendation of the Acquisition Agreement, the Offer or the Merger as a result of a Takeover Proposal (other than the Offer or the Merger), in order to approve a Takeover Proposal (other than the Offer or the Merger), or to permit the Company to execute a definitive agreement relating to a Takeover Proposal, and (II) determined, after having received the advice of outside legal counsel to the Company and the advice of the Company's financial advisor, that such Takeover Proposal is for consideration per Share in excess of the Offer Consideration and the failure to take such action as set forth in the preceding clause (II) would result in a breach of the Board of Directors' fiduciary duties under applicable law; provided, however, that Barefoot shall have given ServiceMaster forty-eight (48) hours advance notice of any termination pursuant to this clause (a) and that the Company shall have paid ServiceMaster the fees and expenses required by Section 7.1(b) of the Acquisition Agreement;

      (b) if ServiceMaster or Merger Sub breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Acquisition Agreement; provided, however, that if any such breach is curable by the breaching party through the exercise of the breaching party's diligent efforts and for so long as the breaching party shall be so using diligent efforts to cure such breach, the Company may not terminate the Acquisition Agreement pursuant to this clause (iii)(b); or

      (c) if ServiceMaster breaches any of its representations or warranties in the Acquisition Agreement and such breach (I) is reasonably likely to have a material adverse effect upon ServiceMaster and its subsidiaries taken as a whole and (II) has not been incorporated into this Offering Circular/Prospectus.

    (iv) by the Board of Directors of ServiceMaster;

      (a) if the Company (I) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Acquisition Agreement or (II) breaches its representations and warranties in any material respect and such breach would have or would be reasonably likely to have a material adverse effect on the Company and its subsidiaries or create a situation in which any of the conditions set forth in Annex 1 to the Acquisition Agreement would not reasonably be expected to be satisfied prior to Closing; provided, however, that if any such breach is curable by the Company through the exercise of the Company's diligent efforts and for so long as the Company shall be so using diligent efforts to cure such breach, ServiceMaster may not terminate the Acquisition Agreement pursuant to this clause (iv) (a); or

      (b) if the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to ServiceMaster its approval or recommendation of the Acquisition Agreement, the Offer or the Merger or shall have recommended a Takeover Proposal or other business combination, or the Company shall have entered into an agreement in principle (or similar agreement) or definitive agreement providing for a Takeover Proposal or other business combination with a person or entity other than ServiceMaster, Merger Sub or their subsidiaries (or the Board of Directors of the Company resolves to do any of the foregoing by formal action); or

      (c) by ServiceMaster if the Offer shall have expired or been terminated without any Shares being purchased thereunder as a result of the occurrence of any event that would result in the failure to satisfy any of the conditions set forth in Annex 1 to the Acquisition
    Agreement; or

      (d) as provided in Annex 3 to the Acquisition Agreement.

  If the Acquisition Agreement is validly terminated by the Company or ServiceMaster as set forth above, the Acquisition Agreement and the Merger Agreement will forthwith become null and void and there will be no liability or obligation on the part of either the Company, ServiceMaster or Merger Sub (or any of their respective representatives or affiliates) in respect of the Acquisition Agreement or the Merger Agreement, except that the provisions of this paragraph and Section 7.1 of the Acquisition Agreement which, among other things, provides for a termination fee, shall continue to apply after such termination. Without limiting by implication the generality of the preceding sentence, ServiceMaster shall not be obligated to continue the Offer after any termination of the Acquisition Agreement. No termination of the Acquisition Agreement or the Merger Agreement shall impair or terminate the rights or obligations of ServiceMaster or the Company under the Confidentiality Agreement (as hereinafter defined) to which they are parties.

  Termination Fee. Section 7.1 of the Acquisition Agreement provides that in the event the Board of Directors of the Company shall terminate the Acquisition Agreement pursuant to clause (iii)(a) set forth immediately above under the section entitled "Termination", or the Board of Directors of ServiceMaster shall terminate the Acquisition Agreement pursuant to clause
(iv)(b) set forth immediately above under the section entitled "Termination", then Barefoot shall pay $9,300,000 in cash to ServiceMaster.

  Section 7.1 of the Acquisition Agreement also provides that in the event ServiceMaster shall not consummate the Offer and shall be entitled to take such action because of the failure of any of the conditions specified in clause (a), (b), (h), (k), or (l) in Annex 1 to the Acquisition Agreement or because rights to purchase Shares representing more than 1% of the Shares would remain outstanding after the Closing, then the Company shall pay $7,000,000 in cash to ServiceMaster.

  Payment of the termination fee would become due on the date (the "due date") upon which the Company received written request from ServiceMaster for such payment after the occurrence of the event entitling ServiceMaster to the fee. If the Company should for any reason fail to make such termination payment on its due date, then the Company would be obligated to pay ServiceMaster on demand interest at 300 basis points in excess of the prime rate (as reported in the Wall Street Journal) on the amount remaining unpaid from that due date until such payment is received by ServiceMaster for all attorney's fees and other expenses which ServiceMaster reasonably incurred to enforce its rights to such payment.

  The Merger. To complete its acquisition of the Company, ServiceMaster has agreed to effect as promptly as possible after consummation of the Offer, a cash-out merger (the "Merger" and collectively with the Offer, the "Transaction") of Merger Sub with and into the Company for $16.00 in cash per Share without interest thereon (the "Merger Consideration") and upon the terms and subject to the conditions set forth in the Merger Agreement.

AMENDMENT TO THE RIGHTS AGREEMENT

  On December 5, 1996, the Company amended its Rights Agreement, dated as of April 11, 1995 and as amended on October 10, 1995 (the "Rights Agreement"), to provide that neither ServiceMaster nor any of its affiliates or associates will be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities of the Company which such person may, directly or indirectly, acquire or have the right to vote or dispose of, or may be deemed to have the right to acquire, to vote or dispose of, as a result of any of the transactions contemplated by the Acquisition Agreement and the Merger Agreement, including without limitation securities acquired as a result of the Offer and the Merger. The purpose of the amendment to the Rights Agreement was to prevent the Stock Purchase Rights under the Rights Agreement from becoming exercisable as a result of such transactions.

  The foregoing summary is qualified in its entirety by reference to the Rights Agreement, the First Amendment to the Rights Agreement and the Second Amendment to the Rights Agreement, copies of which are respectively filed as Exhibits 3(a), 3(b) and 3(c) hereto and are incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

  The Company and ServiceMaster have entered into a Confidentiality Agreement dated November 11, 1996 (the "Confidentiality Agreement"). The Confidentiality Agreement provides that ServiceMaster will keep confidential any confidential information furnished to it by the Company. The Confidentiality Agreement also contains customary "standstill" provisions prohibiting ServiceMaster, for a period of two years, from purchasing Shares, soliciting proxies or consents to vote any voting securities of the Company or to make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving the Company or its subsidiaries, without the prior approval of the Company.

  The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed hereto as Exhibit 4, and is incorporated herein by reference.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

  Branchises. The Company's business has expanded in part through the sale of franchises to corporations whose operations are managed by the Company pursuant to management agreements ("branchises"). Branchises are separate legal and tax entities, which are generally majority-owned and controlled by certain Company stockholders and members of management. At December 31, 1996, the two existing branchises were Coast to Coast Lawn Care, Inc. ("Coast to Coast") and Discovery Lawn Care, Inc. ("Discovery"), both of which remain in existence. Set forth in the table below is the percentage of the issued and outstanding shares of capital stock of each of the existing branchises held by the named directors and executive officers of the Company:

      DIRECTORS AND EXECUTIVE OFFICERS                  COAST TO COAST DISCOVERY
      --------------------------------                  -------------- ---------
      Donald R. Brattain...............................      30%          30%
      Patrick J. Norton................................      10%          10%
      Michael R. Goodrich..............................       3%           3%
      Donald R. Nichols................................      --            2%

  The Company has entered into a franchise agreement with each branchise pursuant to which each has agreed, among other things, to pay an initial franchise fee, together with an ongoing royalty equal to 10% of revenues. Interest on overdue balances is charged at 1% per month. The initial franchise fees payable to the Company from Coast to Coast and Discovery were $150,000 and $250,000, respectively. In payment of these franchise fees, the Company in each case initially received cash in the amount of 20% of the franchise fee and a promissory note (a "Franchise Fee Note") deferring payment of the balance of the franchise fee over a period of four years. The notes were repaid in full in February, 1996.

  The Company has also entered into management agreements with each branchise pursuant to which the Company manages the operations of the branchise. For such services, the Company is reimbursed at the Company's cost for all direct costs and expenses incurred (including payroll) and receives a management fee of 2 1/2% of revenues. Amounts payable to the Company for management fees and reimbursement of expenses are due monthly and interest charged on all amounts not paid timely charged at the rate of 1% per month.

  As part of the services provided under the management agreements, the Company leases certain equipment and facilities and in turn subleases such equipment and facilities to the branchises at cost. The net investment by the Company in direct financing leases in connection with subleases to the branchises was $177,000 at December 31, 1996.

  The following table sets forth as to Coast to Coast and Discovery, (i) the aggregate franchise fees, royalty and management fee income and interest earned by the Company during the fiscal year ended December 31, 1996; (ii) the aggregate outstanding principal amount of Franchise Fee Notes, and aggregate royalty receivables, management fee receivables and expense reimbursement receivables (together, the "branchise receivables") owed to the Company at December 31, 1996; and (iii) the maximum amount of branchise receivables outstanding during the fiscal year ended December 31, 1996:

                               FISCAL YEAR ENDED
                               DECEMBER 31, 1996

      Franchise fees................................................       None
      Royalty and management fee income............................. $  256,000
      Interest income............................................... $  140,000

                                      AT
                               DECEMBER 31, 1996

      Franchise fee notes...........................................       None
      Branchise receivables......................................... $1,258,000

                          MAXIMUM BALANCE OUTSTANDING
                DURING THE FISCAL YEAR ENDED DECEMBER 31, 1996

      Franchise fee notes........................................... $   30,000
      Branchise receivables......................................... $1,281,000

  Pursuant to written agreements, the Company has options to purchase all of the remaining assets of Coast to Coast and Discovery. The purchase price under each of these agreements is equal to the net asset value of the branchise being purchased plus $125 per active customer of the branchise. The option to acquire the assets of Coast to Coast expires December 15, 1997 and the option to acquire the assets of Discovery expires December 15, 1998.

  Stock Option Plan. The Acquisition Agreement provides that at the Closing, the Company shall pay to each Company employee or director who holds any Barefoot Stock Options, an amount of cash equal to the number of Shares subject to such Barefoot Stock Option at the Closing (whether or not then vested) times the remainder derived by subtracting the exercise price per share from $16. The Company has agreed to obtain an agreement in a form reasonably satisfactory to ServiceMaster from each holder of each Barefoot Stock Option to accept such payment in exchange for a surrender of all rights of such holder under or by reason of such Barefoot Stock Option, including but not limited to, the termination of the holder's rights to purchase any Shares with such Barefoot Stock Option after the Closing. The obtaining of such an agreement from each holder of a Barefoot Stock Option is a condition to ServiceMaster's obligation to consummate the Closing.

  The following schedule sets forth the number of Shares of the Company subject to issuance under each outstanding Barefoot Stock Option granted under the Company's stock option program for the directors and executive officers of the Company and the exercise price per share of each such Barefoot Stock
Option:

                                           $7      $12   $9.8125 $11.75    $10
DIRECTOR AND/OR EMPLOYEE                 12/2/91 6/22/93 3/9/95  5/21/96 8/30/96
------------------------                 ------- ------- ------- ------- -------
Donald R. Brattain......................    --      --      --    5,000     --
William R. Griffin......................    --      --      --    5,000     --
J. Martin Erbaugh.......................    --      --      --    5,000     --
Stanley C. Golder.......................    --      --      --    5,000     --
Patrick J. Norton.......................    --   36,000  30,000     --   30,000
Michael R. Goodrich..................... 10,000  16,000  12,000     --   12,000
Donald R. Nichols.......................  7,500   6,000   8,000     --   12,000
Jeffrey K. Shufelt......................  3,000   4,000  12,000     --   12,000
                                         ------  ------  ------  ------  ------
    Total............................... 20,500  62,000  62,000  20,000  66,000
                                         ======  ======  ======  ======  ======

  Change in Control Agreements. The Company has entered into agreements (the "Change in Control Agreements") with the following officers of the Company:
Patrick J. Norton, President and Chief Executive Officer, Michael R. Goodrich, Chief Financial Officer, Donald R. Nichols, Vice President, Marketing, and Jeffrey K. Shufelt, Vice President, Operations (the Change in Control Agreement between the Company and Mr. Shufelt is an oral agreement with terms that are substantially similar to the terms in the Change in Control Agreements between the Company and Messrs. Goodrich and Nichols). Each Change in Control Agreement provides for the payment of severance benefits if the respective officer's employment is terminated within one year after a "Change in Control" (other than by the Company for cause, by reason of such officer's death or by such officer other than for Good Reason (as defined in the Change in Control Agreement)). Such severance benefits include:

    (i) payment of all accrued compensation;

    (ii) payment of the full amount of non-vested benefits under any Company tax qualified deferred compensation plan;

    (iii) payment of a severance amount to Mr. Norton equal to 200% of annual compensation (current annual base salary plus most recent bonus) and for each of the other employees covered by the Change in Control Agreements, an amount equal to 100% of annual compensation (current annual base salary plus most recent annual bonus); and

    (iv) full vesting of all outstanding stock options.

  All of the foregoing amounts will be reduced to the extent necessary to avoid federal excise taxes under Section 4999 of the Internal Revenue Code.

  For purposes of these Change in Control Agreements, a "Change in Control" includes (i) the acquisition by any person (or group of persons) of 40% or more of the issued and outstanding Shares of the Company (other than such an acquisition by an employee benefit plan maintained by the Company or such an acquisition by the Company or any majority-owned subsidiary of the Company),
(ii) the change in the composition of a majority of the directors of the Company during a two-year period or (iii) the occurrence of certain extraordinary transactions, such as certain mergers or reorganizations, the liquidation or dissolution of the Company or the Company's entering into an agreement for the sale or transfer of all or substantially all the assets of the Company.

  The severance pay and benefits provided for under the Change in Control Agreements are in lieu of any other severance or termination pay to which the officers listed above who are parties to such Change in Control Agreements are entitled under any of the Company's severance or termination plans (including Mr. Patrick J. Norton's Management Agreement with the Company which is described immediately below under the section entitled "Management Agreements"), programs, practices or arrangements, unless such employees elect to waive the benefits under the Change in Control Agreements in favor of the benefits to which he is entitled under such other plans, programs, practices, or arrangements.

  The following description is qualified in its entirety by reference to the Change in Control Agreements, copies of which are filed as Exhibits 5(a) and 5(b) hereto, and are incorporated herein by reference.

  Management Agreements. The Company or Barefoot Grass Lawn Service, Inc. entered into management agreements (the "Management Agreements") with Patrick
J. Norton, Michael R. Goodrich, Donald R. Nichols, Jeffrey K. Shufelt and seven other employees in April, 1989, which agreements were amended in 1991. The Management Agreements contain non-compete clauses and restrictions on the disclosure of confidential business information.

  Mr. Norton's Management Agreement (the "Senior Management Agreement"), as amended September 9, 1991, provides that he is to be paid an annual base salary and bonus in an amount determined by the Board in its sole discretion. Mr. Norton's Senior Management Agreement also provides for severance pay for one year at the higher of $150,000 or his actual base salary at that time if he is terminated without cause. None of the other Management Agreements between the Company and the employees listed in the preceding paragraph contain provisions providing for any benefits to be awarded to such employees upon their severance from the Company.

  The foregoing descriptions are qualified in their entirety by reference to the Management Agreements and the amendments to the Management Agreements, copies of which are filed as Exhibits 6(a), 6(b), 7(a), 7(b) and 7(c) hereto, and are incorporated herein by reference.

  Limited Liability of Directors and Indemnification of Officers and Directors. Article IX of the Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may be amended (the "DGCL"), the directors of the Company shall not be liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director.

  The foregoing description is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which is filed as
Exhibit 8 hereto, and is incorporated herein by reference.

  The Company's Restated By-laws (the "By-laws") provide that each person who is or was made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, fiduciary, or agent or another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent which it is empowered to do so by the DGCL; provided, however, except under certain limited circumstances, the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors of the Corporation. The right of indemnification provided in the By-laws is not exclusive of, nor does it affect, any other rights to which any such person may be entitled. Nothing contained in the applicable provisions of the By-laws affects any other rights to indemnification to which any such person may be entitled by contract or otherwise under law.

  The foregoing description is qualified in its entirety by reference to the By-laws, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

  See "Officers' and Directors' Insurance; Indemnification", located at page 4 of this Schedule 14D-9, which discusses the obligations of ServiceMaster under the Acquisition Agreement to provide the directors and officers of the Company with Officers' and Directors' Insurance and to indemnify such officers and directors in certain circumstances.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) History of the Negotiations. On October 9, 1996, the President of ServiceMaster telephoned the President of the Company and requested an opportunity to meet to discuss maximizing stockholder value of their respective companies. The Presidents of the Company and ServiceMaster met on October 16, 1996, at which time the President of ServiceMaster expressed ServiceMaster's interest in combining the lawn care operations of the two companies. The President of ServiceMaster presented a proposal in which the stockholders of the Company would have the opportunity to obtain cash or ServiceMaster Shares in exchange for their Shares, and that on a preliminary basis and without conducting any due diligence, ServiceMaster believed that it could pay a price for the outstanding Shares within a range of $13.00 to $15.00 per share. The President of ServiceMaster also stated that the proposal for the acquisition of the Company had not been approved by the ServiceMaster Board and that it should be considered as a preliminary expression of interest on the part of ServiceMaster. The closing price of the Shares on October 16, 1996, as reported on the NASDAQ National Market was $10.75 per share.

  The Company's Board met on October 23, 1996 to review the ServiceMaster proposal. At that meeting, the directors discussed whether or not the Company should continue its discussions with ServiceMaster with respect to a possible acquisition by ServiceMaster. The directors also discussed with the Company's investment bankers the reasonableness of the range of prices for the Company proposed by ServiceMaster. The directors concluded that it was in the best interest of the Company's stockholders to continue discussions with representatives of ServiceMaster with regard to a possible business combination. The directors concluded, however, that the Company should seek a price above the proposed price range of $13.00 to $15.00 per Share.

  ServiceMaster advised the Company that it could not submit a more formal acquisition proposal unless it first conducted preliminary due diligence with respect to the Company. On November 11, 1996, the Company and ServiceMaster entered into the Confidentiality Agreement. The Company agreed that for a period ending on December 12, 1996, it would not solicit any prospective purchasers of all or substantially all of the assets of the Company or of equity interests in the Company. ServiceMaster agreed that for a period of two years from the date of the Confidentiality Agreement it would not, without the prior consent of the Company, acquire, directly or indirectly, any additional Shares or take certain other actions in regard to the Company. Following the execution of the Confidentiality Agreement, ServiceMaster conducted a preliminary due diligence investigation.

  The President of the Company continued to discuss a possible acquisition with representatives of ServiceMaster and members of the Company's Board following the October 23, 1996 meeting of the Company's Board. On November 15, 1996, the President of the Company and representatives of Robert W. Baird & Co. Incorporated ("Baird") met with ServiceMaster financial executives in Downers Grove, Illinois and presented arguments and analyses in support of their position that the value per Share to ServiceMaster was in excess of $15.00. They were advised that ServiceMaster considered $15.00 per Share to be the maximum amount that ServiceMaster was willing to pay. Both the President of the Company and the ServiceMaster representatives agreed that, if discussions were to continue, the discussions would have to progress quickly because of the seasonal nature of the lawn care business.

  On November 22, 1996, ServiceMaster submitted to the Company a letter from the President of ServiceMaster in which he stated that he was prepared to recommend to the ServiceMaster Board an acquisition by ServiceMaster of all of the outstanding Shares at a price of $15.00 per Share. The ServiceMaster proposal stated that each Company stockholder would have the right to take cash or ServiceMaster Shares in exchange for such stockholder's Shares. The ServiceMaster proposal also addressed severance payments and employment continuation bonuses to the Company's employees and issues relating to the Company's franchisees.

  The Company's Board held a telephonic meeting later that day to discuss the proposal from ServiceMaster. The directors discussed the proposed price and reviewed possible structures for accomplishing the acquisition. The directors discussed the potential benefit to the Company stockholders of a transaction in which such stockholders could elect to receive cash or ServiceMaster Shares. The Company's Board concluded that it could not fully evaluate the ServiceMaster proposal until it had an opportunity to review in detail the terms of the proposed transaction. The Company's Board requested that the President of the Company obtain from ServiceMaster a more detailed explanation of the acquisition proposal or a draft of an acquisition agreement. The Company's Board also instructed the President of the Company to continue to seek an increase in the proposed purchase price.

  On November 26, 1996, the Company received from ServiceMaster an initial draft of an acquisition agreement. The President of the Company discussed the principal terms of the proposed transaction as set forth in the draft of the acquisition agreement with a majority of the members of the Company's Board. The directors with whom the Company's President spoke recommended that the President continue to seek an increase in the proposed purchase price and concessions on other terms of the acquisition agreement.

  On November 27, 1996, the President of the Company advised the President of ServiceMaster by telephone that the Company's Board could not accept a price of $15.00 per Share. The President of ServiceMaster responded that he was not prepared to recommend to the ServiceMaster Board a price in excess of $15.00 per

Share. However, the President of ServiceMaster suggested that he might be willing to consider a price greater than $15.00 per Share if the Company were willing to consider committing to pay a termination fee if ServiceMaster's Offer failed to attract enough Shares to give ServiceMaster ownership of at least 75.0% of the outstanding Shares. The President of the Company agreed to take that idea under consideration and, on that basis, the two officers agreed to keep in touch with each other over the forthcoming holiday. Later that day, the President of the Company discussed the proposal with the members of the Company's Board and received their oral authorization to proceed with further discussions.

  On November 28, 1996 (Thanksgiving Day), the President of ServiceMaster called the President of the Company and indicated that he might be able to support a price greater than $15.00 per Share if the Company agreed to pay a termination fee in the event that the requisite 75.0% Share ownership were not obtained as a result of the Offer and that he would state his position to the President of the Company during the next day.

  On November 29, 1996, the President of ServiceMaster advised the President of the Company in a telephone call that he (the President of ServiceMaster) would support an increase in the acquisition price from $15.00 per Share to $16.00 per Share if the key terms and conditions set forth in the initial draft of the acquisition agreement were satisfactory to the Company and if such terms and conditions were expanded to include the payment of a termination fee in the event that the requisite 75.0% Share ownership by ServiceMaster was not attained as a result of the Offer and provided, as to all of the foregoing, that the transaction was approved by the ServiceMaster Board. Following this telephone conversation, the President of the Company communicated with the Company's directors and they authorized him to proceed with the negotiation of the final terms of the acquisition agreement and to authorize Baird to consider whether the proposed acquisition was fair to the stockholders of the Company from a financial point of view.

  From November 30, 1996 through December 4, 1996, the Company and ServiceMaster conducted extensive negotiations of the terms and conditions of the acquisition agreement. The principal points at issue were the duration of the Offer, the circumstances in which the termination fee would be payable and the amount of the termination fee. With respect to the tender offer, ServiceMaster considered that, because of the seasonality of the lawn care business and the resulting need to commence combined operations as soon as possible, the Offer should remain open no longer than the time legally required, i.e., 20 business days. The Company, on the other hand, insisted on a longer period. On December 4, 1996, the two sides agreed on a period of 25 business days. With respect to the termination fee, ServiceMaster considered that a fee of approximately $9,300,000 was appropriate in all circumstances in which a fee was payable. The Company sought a lower fee. On December 4, 1996, the two sides agreed on a two-tier termination fee: $9,300,000 if the Company Board ceased to support ServiceMaster's Offer and $7,000,000 if, as a result of the Offer, with the Company's support, ServiceMaster failed to attain the requisite 75.0% Share ownership.

  On December 3, 1996, the Company's directors met to review the status of the negotiations between the Company and ServiceMaster and to review and discuss in detail the terms and conditions of the proposed transactions contemplated by the Acquisition Agreement. The directors also discussed with Baird the procedures being taken to evaluate the fairness, from a financial point of view, of the transactions provided for in the Acquisition Agreement.

  In a telephonic meeting on December 4, 1996, the Company's Board unanimously approved the terms and conditions of the Acquisition Agreement and the related Merger Agreement. During such meeting, the directors reviewed in detail the Acquisition Agreement and received the opinion of Baird to the effect that as of such date the Cash Consideration and the Merger Consideration are fair, from a financial point of view, to Barefoot stockholders. Baird has also rendered its opinion to the Company's Board to the effect that, as of December 4, 1996, the Share Consideration is fair, from a financial point of view, to the Barefoot stockholders subject to the proviso that because the Barefoot stockholders can elect to receive cash pursuant to the Offer at any time prior to the expiration of the Offer, Baird expresses no opinion as to the fairness of the Share Consideration if the Average ServiceMaster Share Price is less than $23.00 (the full text of Baird's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Baird, is filed herewith as Exhibit 13 and attached hereto as Annex II, and is incorporated herein by reference). In a telephonic meeting on December 4, 1996, the ServiceMaster Board, by a vote of 16-0 with one abstention and one absence, and the Board of Directors of Merger Sub by a unanimous written consent, approved the terms and provisions of the Acquisition Agreement and the Merger Agreement on December 4, 1996.

  After the foregoing actions by the Board of Directors of the Company, the ServiceMaster Board and the Board of Directors of Merger Sub, the Company, ServiceMaster and Merger Sub executed the Acquisition Agreement and the Merger Agreement and publicly announced the transaction before the United States trading markets opened on December 5, 1996.

  Recommendation of the Company's Board. The Company's Board has determined that the Cash Consideration available in the Offer and the Merger Consideration are fair to the Company's stockholders and in their best interests. The Company's Board has also determined that the Share Consideration which the stockholders have the right to choose as an alternative to receiving $16.00 per Share in cash is also fair to stockholders and in their best interests, provided that the Company's Board expresses no opinion as to the fairness of the Share Consideration if the Average ServiceMaster Share Price turns out to be less than $23.00. Subject to this provision, the Company's Board has concluded that the Offer and the Merger are in the best interests of the Company and its stockholders and that such transactions are fair to the stockholders of the Company, and it recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement.

  (b) Reasons for the Transaction. The Company's Board determined to approve the Acquisition Agreement, the Merger Agreement and the transactions contemplated thereby for a number of reasons, including:

 .    (i) the results of operations of the Company, (ii) the businesses and prospects of the Company, with emphasis upon the uncertainties inherent in the seasonal nature of such businesses, and (iii) the dependence of management's business strategy upon successfully completing acquisitions;

 .    the Company's Board's belief that the market price of the Shares would not reach $16.00 in the reasonably foreseeable future;

 .    $16.00 per Share represents a 25.5% premium over the $12.75 per Share closing price on the NASDAQ National Market on December 4, 1996, the last full trading day prior to the public announcement of the execution of the Acquisition Agreement, and a 48.8% premium over the $10.75 per Share closing price on the NASDAQ National Market on October 23, 1996, the date on which the Company's Board first met to consider the ServiceMaster acquisition proposal;

 .    the Shares had not traded at a price higher than $13.00 during the preceding twelve months;

 .    the Opinion of Baird regarding the fairness of the Consideration to be provided in the Offer and the Merger from a financial point of view;

 .    the Acquisition Agreement is structured to accommodate certain unsolicited third-party proposals to acquire the Company and specifically permits the Company to provide information to and negotiate or discuss such proposals if the Company's Board concludes, after having received the advice of the Company's financial advisor and legal counsel, that such proposals are reasonably likely to result in consideration per Share in excess of the Consideration and that the failure of the Board to provide such information or to engage in such negotiations or discussions or to accept such proposals are reasonably likely to result in a breach of the Company's Board's fiduciary duties under applicable law (although the Company's ability to accept competing proposals is subject, in certain cases, to the obligation to pay a termination fee of $9,300,000 to ServiceMaster);

 .    the time period between the public announcement of the Transaction and the expiration of the Offer is expected to be in excess of 60 days, which could allow for third party offers to be made;

 .    the other terms and conditions of the Acquisition Agreement, including specifically the right of the Company's stockholders to elect to receive cash on a taxable basis in exchange for their Shares in the Offer or to receive ServiceMaster Shares on a tax-free basis;

 .    the representation and warranty of ServiceMaster to the Company in the
     Acquisition Agreement that ServiceMaster has sufficient financial resources to enable it to make all cash payments for the Shares in the Offer and the Merger and ServiceMaster's willingness not to impose any limitation on the proportion of the Shares which could be converted into cash or ServiceMaster Shares;

 .    the presentations by Baird with respect to other potential acquirers of the Company and the range of prices that such acquirers would likely be willing to pay, and the likelihood that a strategic buyer such as ServiceMaster is in a position to pay a higher price than a financial buyer due among other things to cost savings resulting from consolidation of the businesses;

 .    the Offer gives the Company stockholders who elect to receive
     ServiceMaster Shares the opportunity to participate in a more diversified company which is expected to have a greater potential for growth than the Company would have alone, and there are a number of benefits that could reasonably be expected to be realized by former stockholders of the Company from their continuing interest in the combined company, including but not limited to (a) the future stock value and earnings per share prospects of the combined company, (b) the potential for growth in the business of the combined company as the result of the possibility of cross-marketing of services, (c) the opportunity to diversify earnings, and (d) the business synergies that might be realized, with consequent cost savings.

 .    ServiceMaster had agreed that the Company would implement a severance and employee continuation bonus plan for the Company employees and would accelerate vesting of all outstanding employee stock options; and

 .    ServiceMaster had agreed that, as soon as practicable after the Closing
     Time, ServiceMaster would make every effort to provide to each of the Company's franchisee the option to do any of the following: (i) to sell such franchise to the Company on terms and conditions as the franchisee and ServiceMaster may agree; (ii) to continue to operate its Company franchise in accordance with existing agreements between the franchisee and the Company; or (iii) to terminate the existing agreement between the franchisee and the Company and to operate its business independently without use of the Company trade names, service marks or similar rights.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Compensation. Pursuant to an engagement letter agreement dated October 16, 1996, between the Company and Baird, the Company agreed to pay Baird a retainer fee of $50,000 (such fee to be creditable against the transaction fee described below), a fee of $150,000, payable upon delivery of its opinion, regardless of the conclusions reached by Baird in such opinion (such fee to be creditable against the transaction fee described below), and a transaction fee, payable upon consummation of the Transaction, equal to 0.625 percent of the aggregate consideration paid or payable in connection with the Transaction. The Company also agreed to reimburse Baird for its reasonable out-of-pocket expenses, including fees and disbursements of counsel. In addition, the Company agreed to indemnify Baird, its affiliates and their respective directors, officers, employees and agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws. In the past, Baird has provided investment banking services to the Company, for which it received agreed upon compensation.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

  (b) Patrick J. Norton (the Company's President and Chief Executive Officer) has advised the Company that it is his present intention to tender all of his Shares (which represent approximately 9.5% of all outstanding Shares) and to elect the Share Consideration for substantially all of such tendered Shares. Mr. Norton's action is not intended to constitute advice or a recommendation as to whether or not any stockholder should tender or how any other of the Company's stockholders should choose between the Cash Consideration and Share Consideration alternatives. The Company does not have information with respect to whether the Company's executive officers (other than Mr. Norton), directors (other than Mr. Norton) and affiliates who own Shares presently intend to tender such Shares pursuant to the Offer or how, if they decide to tender, they intend to choose between the Cash Consideration and the Share Consideration alternatives.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as indicated above in Items 3 and 4 with respect to the Offer and the Merger, no discussions or negotiations are being undertaken or are underway by the Company in response to the Offer or the Merger which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by, or of, the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as indicated above in Items 3 and 4 hereto in connection with the Offer and the Merger, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which would relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Merger. The Acquisition Agreement and the Merger Agreement provide that following the completion of the Offer, the approval and adoption of the Merger Agreement by the stockholders of the Company, if required by applicable law, and the satisfaction or waiver of certain other conditions, the Merger Sub will be merged with and into the Company with the Company as the surviving corporation (the "Surviving Corporation"), and the separate existence of the Merger Sub shall cease. As a result of the Merger, the Company will become a wholly-owned subsidiary of ServiceMaster. Pursuant to the Merger, each outstanding Share (other than Shares held by ServiceMaster or any subsidiary of ServiceMaster and other than Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration ($16.00 in cash per Share without interest thereon).

  If necessary, following the expiration of the Offer, the Company shall take all action necessary in accordance with applicable law, its Restated Certificate of Incorporation and its By-laws to (i) distribute a proxy statement and convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of the Merger and the Merger Agreement or (ii) submit the Merger and the Merger Agreement for approval by written consent in lieu of a meeting of stockholders. The Acquisition Agreement also provides that the Company's Board of Directors will recommend that stockholders of the Company approve the Merger and the Merger Agreement, and that the Company will use its best efforts to solicit such approval. At any such meeting, or in response to any solicitation of proxies or consents, ServiceMaster and its affiliates shall vote all Shares held by them in favor of the Merger and the Merger Agreement, and the Company shall vote all Shares with respect to which proxies in the form distributed by the Company shall have been given in favor of the Merger and the Merger Agreement.

  Under the Company's Restated Certificate of Incorporation, the affirmative vote of 75% of all votes represented by all issued and outstanding voting securities of the Company is required to approve the Merger. If ServiceMaster holds the Minimum Number of Shares following the Offer, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. The DGCL also provides that if a company owns at least 90% of each class of stock of a subsidiary, the company can effect a merger with the subsidiary without the authorization of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, ServiceMaster attains ownership of at least 90% of the outstanding Shares, ServiceMaster could, and intends to, effect the Merger without approval of any other stockholder of the Company.

  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Cash Consideration pursuant to the Offer or the Merger Consideration.

  The foregoing description is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which is filed as
Exhibit 8 hereto, and is incorporated herein by reference. The terms of the Merger are set forth in the Merger Agreement, which is filed as Exhibit 2 hereto, and is incorporated herein by reference. Summaries of the terms of the Merger are contained in the sections of the Offering Circular/Prospectus entitled "SUMMARY--The Merger" and "THE OFFER--The Merger", and are incorporated herein by reference. The Offering Circular/Prospectus was filed with the Commission by ServiceMaster on January 17, 1997 as Exhibit (a)(1) to the Schedule 14D-1.

  Conditions to the Merger. Section 2.5 of the Acquisition Agreement provides that the respective obligations of each party to effect the Merger are subject to the fulfillment or waiver of each of the conditions set forth below:

    (i) If ServiceMaster and its affiliates shall own less than 90% or all Shares outstanding at the conclusion of the Offer, the Merger and the Merger Agreement shall have been approved and adopted by the requisite vote or consent of stockholders of the Company in accordance with the Company's Restated Certificate of Incorporation and By-laws and Delaware law.

    (ii) The Offer shall have been consummated pursuant to the terms of the Acquisition Agreement; and

    (iii) No injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect, which would make the acquisition or holding by ServiceMaster or its subsidiaries of the Shares illegal or otherwise prevent the consummation of the Merger.

  Anti-takeover Effects of Certain Provisions of the Company's Restated Certificate of Incorporation and By-laws. In addition to the Stock Purchase Rights, certain provisions of the Restated Certificate of Incorporation and the By-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the Shares. The following is a brief summary of these provisions.

  Supermajority Voting Provisions. The Restated Certificate of Incorporation requires a vote of the holders of not less than 75% of the total voting power of the Company to approve or authorize (a) any merger, consolidation or share exchange of the Company or any subsidiary into or with any person in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's voting stock would be converted into cash, securities or other property, other than a transaction in which the holders of the Company's voting stock have the same proportionate ownership of voting securities of the surviving corporation immediately after such transaction;
(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the Company, and (c) any agreement providing for any of the foregoing transactions.

  In addition, the affirmative vote of the holders of at least 85% of the total voting power of the Company and a majority of the voting power of the Company held by stockholders other than an interested stockholder (generally, an entity which owns or controls 20% of the voting power of the Company) is required for the approval or authorization of certain business combinations (e.g. merger or consolidation, sale or other disposition of assets having a fair market value in excess of 10% of the Company's total assets, dissolution of the Company, etc.) involving such "interested stockholder" unless the "business combination" has been approved by a majority of the "disinterested directors" or the "business combination" satisfies certain "fair price" requirements.

  Anti-Greenmail. The acquisition by the Company of voting stock from any interested security holder (generally, an entity which owns or controls 5% of the voting power of the Company) which has beneficially owned such securities for less than two years requires the affirmative vote of the holders of at least a majority of the voting power of the Company, excluding Shares beneficially owned by such "interested security holder."

  Advance Notice Requirements for Director Nominations. The By-laws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. This provision may preclude some stockholders from making nominations for directors at an annual or special meeting.

  Anti-Takeover Effects of Delaware Law. Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise. The Certificate provides that Section 203 of the DGCL does not apply to the Company.

  The foregoing descriptions are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation and By-laws, copies of which are filed as Exhibits 8 and 9, respectively, hereto and are incorporated herein by reference.

  The Ohio Take-Over Act. The Ohio Take-Over Act Sections 1707.041, 1707.042, 1707.23 and 1707.26 of the Ohio Revised Code (collectively, the "Ohio Take-Over Act") regulate tender offers. The Ohio Take-Over Act applies to the purchase of or offer to purchase any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the company (a "Control Bid"). A subject company includes an issuer, such as the Company, that either has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least one million dollars, and that has more than one thousand beneficial or record equity security holders who reside in Ohio. A subject company, however, need not be incorporated in Ohio. Notwithstanding the definition of subject company contained in the Ohio Takeover Act, the Ohio Division of Securities (the "Ohio Division"), by rule or an adjudicatory proceeding, may make a determination that an issuer does not constitute a subject company if appropriate review of Control Bids involving the issuer is to be made by any regulatory authority of another jurisdiction. The Ohio Division has not adopted any rules under this provision.

  The Ohio Take-Over Act prohibits an offeror from making a Control Bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division. In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division and to send or deliver such information and the material terms of this proposed offer to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division.

  Within three calendar days of such filing, the Ohio Division may by order summarily suspend the continuation of the Control Bid if it determines that the offeror has not provided all of the specified information or that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid. If the Ohio Division summarily suspends a Control Bid, it must schedule and hold a hearing within ten calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than sixteen calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the Control Bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Take-Over Act has not been provided by the offeror, that the Control Bid materials provided to offerees do not provide full disclosure of all material information concerning the Control Bid, or that the Control Bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the Control Bid by filing new or amended information pursuant to the Ohio Take-Over Act.

  ServiceMaster has stated that it believes that the Company is a subject company pursuant to the Ohio Take-Over Act and that the Offer constitutes a Control Bid for securities of the Company pursuant to a tender offer. ServiceMaster has stated that it intends to file specified information with the Ohio Division and otherwise comply with the Ohio Take-Over Act.

  Antitrust. In addition to required compliance with federal and state securities laws and state corporate laws, the Offer is subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain required information is filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission, and certain waiting period requirements have been satisfied.

  On December 6, 1996, the Company and ServiceMaster made filings with the Department of Justice and the Federal Trade Commission under the HSR Act. The waiting period under the HSR Act expired on January 5, 1996, without a request by these governmental authorities for additional information and, accordingly, the requirements of the HSR Act necessary to close the Transaction have been satisfied.

  A summary of the requirements of the HSR Act is set forth in the section of the Offering Circular/Prospectus entitled "THE OFFER--Antitrust", and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT
        NO.    DESCRIPTION
      -------  -----------
      1        Acquisition Agreement, dated December 5, 1996, among
               ServiceMaster, the Company and Merger Sub (filed as Annex
               I to ServiceMaster's Offering Circular/Prospectus (the
               "Offering Circular/Prospectus") and incorporated herein by reference)*
      2        Plan and Agreement of Merger, dated December 5, 1996,
               among ServiceMaster, the Company and Merger Sub (filed as
               Annex II to ServiceMaster's Offering Circular/Prospectus
               and incorporated herein by reference)*
      3(a)     Rights Agreement, dated as of April 11, 1995, between the
               Company and Bank One, Indianapolis, N.A., as rights agent
               (incorporated herein by reference to the Company's Current
               Report on Form 8-K filed April 12, 1995 (File No. 0-
               19602))
      3(b)     First Amendment to the Rights Agreement, dated as of Octo-
               ber 10, 1995, between the Company and National City Bank,
               as rights agent (incorporated herein by reference to the
               Company's Current Report on Form 8-K filed October 20,
               1995 (File No. 0-19602))
      3(c)     Second Amendment to the Rights Agreement, dated December
               5, 1996, between the Company and National City Bank, as
               rights agent (incorporated herein by reference to Regis-
               trant's Current Report on Form 8-K filed on December 11,
               1996 (File No. 0-19602))
      4        Confidentiality Agreement, dated November 11, 1996, be-
               tween the Company and ServiceMaster**
      5(a)     Change in Control Agreement, dated September 16, 1991, be-
               tween Barefoot Inc. and Patrick J. Norton (incorporated
               herein by reference to Exhibit 10.29 to the Company's Reg-
               istration Statement on Form S-1 filed September 6, 1991
               (Registration No. 33-42633) (the "Company's Form S-1"))
      5(b)     Change in Control Agreement, dated September 16, 1991, be-
               tween Barefoot Inc. and Michael R. Goodrich** (Change in
               Control Agreements that were identical to the Change in
               Control Agreement entered into by and between the Company
               and Mr. Goodrich and filed as Exhibit 5(b) to this Sched-
               ule 14D-9 were also entered into by and between the Com-
               pany and Jeffrey K. Shufelt (oral) and the Company and
               Donald R. Nichols (written))
      6(a)     Senior Management Agreement, dated March 31, 1989, by and
               between the Company and Patrick J. Norton (the "Senior
               Management Agreement") (incorporated herein by reference
               to Exhibit 10.5 to the Company's Form S-1)
      6(b)     First Amendment to the Senior Management Agreement, dated
               September 9, 1991 (amending Exhibit 6(a)) (incorporated
               herein by reference to Exhibit 10.24 to the Company's Form
               S-1)
      7(a)     Management Agreement, dated April 28, 1989, entered into
               by and between the Company and Michael R. Goodrich (the
               "Management Agreement") (Management Agreements that were
               identical to the Management Agreement were also entered
               into by the Company and each of Jeffrey K. Shufelt, Donald
               R. Nichols and seven other employees of the Company, one
               of whom is no longer an employee (incorporated by refer-
               ence to Exhibit 10.10 of the Company's Form S-1))
      7(b)     First Amendment to the Management Agreement (the "First
               Amendment to the Management Agreement"), dated June 15,
               1989 (amending Exhibit 7(a)) (First Amendments of the var-
               ious management agreements referenced in the description
               of Exhibit 7(a) above that were identical to the First
               Amendment to the Management Agreement were also entered
               into by the Company and each of Jeffrey K. Shufelt, Donald
               R. Nichols and seven other employees, one of whom is no
               longer an employee (incorporated by reference to Exhibit
               10.11 of the Company's Form S-1))

      7(c)     Second Amendment to the Management Agreement (the "Second
               Amendment to the Management Agreement"), dated September
               9, 1991 (further amending Exhibit 7(a)) (Second Amendments of the various management agreements referenced in the de-scription of Exhibit 7(a) above that were identical to the Second Amendment to the Management Agreement were also en-tered into by the Company and each of Jeffrey K. Shufelt, Donald R. Nichols and seven other employees, one of whom is no longer an employee (incorporated herein by reference to Exhibit 10.11 of the Company's Form S-1))
      8        Restated Certificate of Incorporation of Barefoot Inc.
               (incorporated herein by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (File No. 0-19602)
      9 Restated By-laws of Barefoot Inc. (incorporated herein by reference to Exhibit 10.23 to the Company's Form S-1 filed
               September 6, 1991)
     10 Letter dated January 17, 1997, to the stockholders of the Company from the Chief Executive Officer of the Company*
     11 Opinion of Robert W. Baird & Co. Incorporated dated Decem-ber 4, 1996 (attached as Annex B to the Offering
               Circular/Prospectus and incorporated herein by reference)*

--------
   *These documents are included in the materials mailed to stockholders pursuant to the Offer.
  **These documents were filed with the Securities and Exchange Commission as exhibits to the Schedule 14D-9, but were not included in the mailing to stockholders.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THE UNDERSIGNED HEREBY CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Board of Directors of Barefoot Inc.

                 SIGNATURE                                     DATE
                 ---------                                     ----


           /s/ Patrick J. Norton                         January 17, 1997
___________________________________________
             Patrick J. Norton

          /s/ Donald R. Brattain                         January 17, 1997
___________________________________________
            Donald R. Brattain

           /s/ J. Martin Erbaugh                         January 17, 1997
___________________________________________
             J. Martin Erbaugh

           /s/ Stanley C. Golder                         January 17, 1997
___________________________________________
             Stanley C. Golder

          /s/ William R. Griffin                         January 17, 1997
___________________________________________
            William R. Griffin


                                                                        ANNEX I

                                 BAREFOOT INC.
                          450 WEST WILSON BRIDGE ROAD
                            WORTHINGTON, OHIO 43085

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement ("Information Statement") is being mailed on or about January 17, 1997, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on January 15, 1997. You are receiving this Information Statement in connection with the possible appointment of persons designated by ServiceMaster to fill all of the seats on the Board of Directors of the Company (the "Board"). The Acquisition Agreement provides that, at the time ServiceMaster shall consummate the Offer and acquire all Shares properly tendered and not withdrawn (the "Closing"), the Company will cause the officers and directors of the Company and its subsidiary as ServiceMaster may request to resign their positions as such and/or shall arrange for the election or appointment as officers and directors of the Company and its subsidiary of the persons designated by ServiceMaster. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Change in Board of Directors Upon Consummation of the Offer -- Right to Designate Directors; the ServiceMaster Designees."

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the accompanying Schedule 14D-9.

  Pursuant to the Acquisition Agreement, ServiceMaster commenced the Offer on January 17, 1997. The Offer is scheduled to expire at 12:00 midnight on February 21, 1997, unless ServiceMaster extends the Offer. The Offer is conditioned on a minimum number of the outstanding Shares being tendered for cash or ServiceMaster Shares pursuant to the Offer such that, when added to all Shares owned by ServiceMaster prior to consummation of the Offer, ServiceMaster will own at least 75% of the Shares which shall be outstanding at the Closing Time. The Offer is also subject to certain other conditions. Upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, ServiceMaster has agreed to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

  The information contained in this Information Statement concerning ServiceMaster has been furnished to the Company by ServiceMaster and the Company assumes no responsibility for the accuracy or completeness of such information.

                         CHANGE IN BOARD OF DIRECTORS
                        UPON CONSUMMATION OF THE OFFER

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of January 16, 1997, the Company had 14,519,760 Shares outstanding, together with the associated Series A Junior Participating Preferred Stock Purchase Rights. The Board currently consists of five members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE SERVICEMASTER DESIGNEES

  Pursuant to the Acquisition Agreement, the Company has agreed at the Closing to cause the officers and directors of the Company as ServiceMaster may request to resign their positions as such and/or shall arrange for the election or appointment as officers and directors of the Company and its subsidiary of the following persons designated by ServiceMaster (the "ServiceMaster Designees"): Carlos H. Cantu, President and Chief Executive Officer of ServiceMaster, and a member of the Board of Directors of ServiceMaster; Ernest J. Mrozek, Senior Vice President and Chief Financial Officer of ServiceMaster and President and Chief Operating Officer of Consumer Services; and Vernon T. Squires, Senior Vice President and General Counsel. A more detailed description of each of the ServiceMaster Designees is included in Schedule I to the Offering Circular/Prospectus of ServiceMaster (the "Offering Circular/Prospectus"). The Offering Circular/Prospectus has been filed with the Commission as Exhibit (a)(1) to the Schedule 14D-1 of ServiceMaster. A copy of the Offering Circular/Prospectus is included with this mailing. The information included in Schedule I to the Offering Circular/Prospectus is incorporated herein by reference.

  ServiceMaster shall not be required to purchase any Shares tendered pursuant to the Offer if, prior to the time of purchase of any Shares, any director of the Company (as requested by ServiceMaster) shall have failed to resign effective as of the consummation of the Offer.

  It is expected that the ServiceMaster Designees will assume office immediately following the consummation of the Offer, and that, upon assuming office, the ServiceMaster Designees will thereafter constitute all of the members of the Board of Directors of the Company. The appointment of the ServiceMaster Designees is expected to be accomplished at a meeting or by written consent of the Board of Directors of the Company.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

  The names of the Company's current directors, their ages as of January 16, 1997 and certain other information about them are set forth below. As indicated above, it is anticipated that all of the current directors of the Company will be requested to resign effective as of the consummation of the Offer.

                                                                                     EXPIRATION
                              PRINCIPAL OCCUPATION AND EMPLOYMENT;          DIRECTOR OF PRESENT
NAME                               POSITION WITH THE COMPANY            AGE  SINCE      TERM
----                          ------------------------------------      --- -------- ----------
Patrick J. Norton....... President and Chief Executive Officer of the    46   1989      1997
                         Company and its subsidiary, Barefoot Grass
                         Lawn Service, Inc., (the "Subsidiary") since
                         1989 and President of the Subsidiary's prede-
                         cessor from 1985 to 1989. Director of the
                         Company.
Donald R. Brattain...... President, Brattain and Associates LLC, an      56   1989      1997
                         investment management company, since 1980.
                         Chairman of the Board of the Company. (1)
J. Martin Erbaugh....... President and Chairman, Erbaugh Corp., a lawn   48   1994      1997
                         care business, since 1978. Director of the
                         Company. (2)
Stanley C. Golder....... Consultant to Golder, Thoma, Cressey, Rauner    67   1989      1997
                         Inc., an investment company, since 1993; Gen-
                         eral Partner, Golder, Thoma & Cressey, an in-
                         vestment partnership from 1990 to 1993. Di-
                         rector of the Company.
William R. Griffin...... Director of the Company. (3)                    53   1989      1997

--------
(1) Also a director of Sunrise Resources, Inc., Everest Medical, Inc., Harmony Brook Inc. and Featherlite Manufacturing Inc.
(2) Also a director of Morgan Bank, N.A. and Lesco, Inc.
(3) Also a director of Globe Business Systems and Harmony Brook, Inc.

EXECUTIVE OFFICERS

  The names of the Company's executive officers, their ages and certain other information about them are set forth below:

   NAME                           POSITION WITH COMPANY AND THE SUBSIDIARY        AGE
   ----                           ----------------------------------------        ---
   Donald R. Brattain...... Chairman of the Board of the Company(1)                56
   Patrick J. Norton....... President and Chief Executive Officer of the Company   46
                            and the Subsidiary
   Michael R. Goodrich..... Chief Financial Officer and Secretary of the Company   44
                            and Vice President, Finance, of the Subsidiary
   Donald R. Nichols....... Vice President, Marketing, of the Subsidiary           42
   Jeffrey K. Shufelt...... Vice President, Operations, of the Subsidiary since    39
                            January 1, 1995; Regional Manager of the Subsidiary
                            (and its predecessor) from 1990 through 1994

--------
(1)  See immediately preceding table for five-year employment history.

ADDITIONAL INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS

  Each director of the Company holds office until the next annual meeting of stockholders and until a successor has been elected and qualified. The Company's executive officers are elected by the Board of Directors of the Company and serve at the discretion of the Board.

  There are no family relationships between any director or executive officer and any other director or executive officer of the Company.

  Except as described in this Information Statement or the Schedule 14D-9, there are no arrangements or understandings between any of the executive officers of the Company and other persons relating to their selection as officers.

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of the Company held 5 meetings during the fiscal year ended December 31, 1996. All directors attended at least 75% of the total number of meetings of the Board and the committees on which they served.

  The Board of Directors presently has four committees.

  The Audit Committee, which presently consists of Stanley C. Golder, Donald R. Brattain and William R. Griffin, is responsible for selecting auditors, monitoring the fiscal integrity of the Company and reviewing internal controls. The Audit Committee held one meeting during the fiscal year ended December 31, 1996.

  The Compensation Committee, which presently consists of Stanley C. Golder, Donald R. Brattain and William R. Griffin, is responsible for developing a broad plan of executive compensation for the Company that is competitive and rewarding to the degree that it will attract, retain and inspire the performance of executive, managerial and other key personnel. The Compensation Committee is also responsible for reviewing and supervising the operation of the Company's benefit plans and prescribing the terms of any stock options ("Barefoot Stock Options") granted under the Company's stock option plan (where permitted). The Compensation Committee held one meeting during the fiscal year ended December 31, 1996.

  The Nominating Committee, which presently consists of Stanley C. Golder, Patrick J. Norton, Donald R. Brattain and William R. Griffin, is responsible for searching out and recommending to the Board of Directors, for nomination, candidates for election to the Board of Directors if a vacancy or vacancies should occur. The Nominating Committee held no meetings during the fiscal year ended December 31, 1996.

  The Branchise Committee, which presently consists of Stanley C. Golder and William R. Griffin, is responsible for reviewing and negotiating transactions with "branchises" of the Company, including the exercise of purchase options, if any, on behalf of the Company. The Branchise Committee is responsible for approving (i) the markets to be opened by branchises, (ii) the amount of the initial franchise fee to be paid by a new branchise, (iii) the deferral period and terms for payment of the initial franchise fee, (iv) the capitalization required of the branchise, (v) any demands for payment of branchise fees and expense reimbursements, (vi) the timing and pricing formulas for Company purchase option provisions, (vii) the exercise of a purchase option by the Company, and (viii) the eligibility of Company officers or directors to participate as shareholders of a branchise. The Branchise Committee held no meetings during the fiscal year ended December 31, 1996. See "Transactions Involving Directors and Executive Officers."

COMPENSATION OF DIRECTORS

  Each director who is not an employee of the Company is paid $5,000 as an annual retainer plus $1,250 for each meeting attended. Directors who are also employees of the Company receive no separate compensation for serving as directors.

  The Company's Amended and Restated 1989 Stock Option Plan provides (the "Stock Option Plan") for the automatic issuance of Barefoot Stock Options to non-employee directors. Barefoot Stock Options to acquire 5,000 Shares were granted to each non-employee director on May 21, 1996, at an exercise price of $11.75, which was the fair market value on that date. Pursuant to the terms of the Company's Stock Option Plan, Barefoot Stock Options for 2,500 Shares will be awarded to non-employee directors in future years on the day following the Annual Meeting of Stockholders.

                 BENEFICIAL OWNERSHIP OF THE COMPANY'S SHARES

  The following table sets forth, as of January 16, 1997 (except as otherwise indicated), certain information with respect to those persons known to the Company to be the beneficial owners of more than 5% of the outstanding Shares of the Company.

NAME AND ADDRESS OF                   AMOUNT AND NATURE OF
 BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP(1) PERCENT OF CLASS(2)
-------------------                  ----------------------- -------------------
Patrick J. Norton..................         1,433,345(3)             9.84%
450 W. Wilson Bridge Road
Worthington, OH 43085
State of Wisconsin Investment               1,240,000(4)             8.54%
Board..............................
P.O. Box 7842
Madison, WI 53707
Yacktman Asset Management Company..         2,114,300(5)            14.56%
303 West Madison Street
Suite 1925
Chicago, IL 60606
Michael A. Roth and Brian J. Stark.         1,379,600(6)             9.50%
1500 West Market Street
MeQuon, WI 53092

--------
(1) Unless otherwise noted, the beneficial owner has sole voting and investment power with respect to all of the Shares reflected in the table.

(2) The percent of class is based upon the sum of 14,519,760 Shares outstanding on January 16, 1997 and the number of Shares, if any, as to which the named person has the right to acquire beneficial ownership upon the exercise of Barefoot Stock Options exercisable within 60 days of January 16, 1997.
(3) Includes 42,000 Shares as to which Mr. Norton has the right to acquire beneficial ownership upon the exercise of Barefoot Stock Options exercisable within 60 days of January 16, 1997 and 3,855 Shares representing Mr. Norton's proportionate interest in the Company Stock Fund of the Barefoot Grass Lawn Service, Inc. Profit Sharing Plan as of December 31, 1996.
(4) According to a Schedule 13G dated February 1996, the State of Wisconsin Investment Board had sole dispositive power with respect to 1,240,000 Shares.
(5) According to a Schedule 13D dated November 4, 1996, as of November 4, 1996, Yacktman Asset Management Co. had sole dispositive power with respect to 2,114,300 Shares.
(6) According to a Schedule 13D dated January 10, 1997, as of January 10, 1997, Messrs. Roth and Stark have shared power to vote or direct the vote and shared power to dispose or direct the disposition with respect to 1,379,600 Shares.

  The following table sets forth, as of January 16, 1997, certain information with respect to the Company's Shares beneficially owned by (i) each of the directors, (ii) each of the executive officers of the Company named in the Summary Compensation Table below and (iii) the executive officers and directors of the Company as a group:

                                    AMOUNT AND NATURE OF
NAME                               BENEFICIAL OWNERSHIP(1) PERCENT OF CLASS(2)
----                               ----------------------- -------------------
Directors
  Patrick J. Norton(3)............        1,433,345(4)             9.84%
  Donald R. Brattain..............          760,700(5)             5.24%
  J. Martin Erbaugh...............           58,300(5)                 (8)
  Stanley C. Golder...............           55,338(5)                 (8)
  William R. Griffin..............           52,600(5)                 (8)
Executive Officers
  Michael R. Goodrich.............           83,950(6)                 (8)
All Directors and Executive
 Officers as a Group
  (6 persons).....................        2,444,233(7)            16.73%

--------
(1) See Note (1) to preceding table.
(2) See Note (2) to preceding table.
(3) Mr. Norton is also an executive officer of the Company.
(4) See Note (3) to preceding table.
(5) Includes 5,000 shares as to which each director has the right to acquire beneficial ownership upon the exercise of Barefoot Stock Options exercisable within 60 days of January 16, 1997
(6) Includes 28,000 Shares as to which Mr. Goodrich has the right to acquire beneficial ownership upon the exercise of Barefoot Stock Options exercisable within 60 days of January 16, 1997 and 2,950 Shares representing Mr. Goodrich's proportionate interest in the Company Stock Fund of the Barefoot Grass Lawn Service, Inc. Profit Sharing Plan as of December 31, 1996.
(7) Includes 90,000 Shares as to which certain directors and executive officers included in the group have the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of January 16, 1997.
(8) Represents ownership of less than 1% of the outstanding Shares.

SECTION 16. REPORTING REQUIREMENTS

  Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), requires the Company's officers, directors and persons who are beneficial owners of more than ten percent of the Company's Common Stock ("reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

  Based on its review of the copies of Section 16(a) forms received by it, the Company believes that, during 1996, all reporting persons fully complied with the filing requirements applicable to such persons.

                       COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

  The following table set forth, for the fiscal year ended December 31, 1996, the nine month period ended December 31, 1995 and the fiscal year ended March 31, 1995, the compensation awarded or paid to, or earned by the Company's Chief Executive Officer and the only other executive officer of the Company whose total salary and bonus for the fiscal year ended December 31, 1996 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                            ANNUAL COMPENSATION     AWARDS
                                            -------------------- ------------
                                                                  SECURITIES   ALL OTHER
                                   FISCAL                         UNDERLYING  COMPENSATION
   NAME AND PRINCIPAL POSITION      YEAR    SALARY ($) BONUS ($) OPTIONS (#)     ($)(1)
   ---------------------------     ------   ---------- --------- ------------ ------------
Patrick J. Norton                   1996     194,075       --       30,000       1,358(4)
CEO, Barefoot Inc.; President       1995(2)  148,114       --          --          --
Barefoot Grass Lawn Service, Inc.   1995(3)  178,152       --       30,000       3,813
Michael R. Goodrich,                1996     112,600     4,000      12,000         816(4)
CFO, Barefoot Inc.; VP Finance,     1995(2)   86,293       --          --          --
Barefoot Grass Lawn Service, Inc.   1995(3)  105,130     7,500      12,000       2,689

--------
(1) Represents Company contributions to the 401(k) portion and allocations in the profit-sharing portion of the Profit Sharing Plan during the fiscal years shown.
(2) Nine month period dated December 31, 1995.
(3) Fiscal year ended March 31, 1995.
(4) Represents only the Company's matching contribution for 1996 payable in 1997; amount of Company discretionary profit sharing contribution for 1996, if any, has not been determined.

GRANTS OF OPTIONS

  The following table sets forth information with respect to stock options granted to each of the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 1996;

                      OPTIONS GRANTS IN LAST FISCAL YEAR

                                                                    POTENTIAL
                                                                   REALIZABLE
                                                                    VALUE AT
                                  INDIVIDUAL GRANTS              ASSUMED ANNUAL
                      ------------------------------------------ RATES OF STOCK
                                % OF TOTAL                            PRICE
                                 OPTIONS     EXERCISE             APPRECIATION
                      OPTIONS   GRANTED TO   OR BASE             FOR OPTION TERM
                      GRANTED   EMPLOYEES     PRICE   EXPIRATION ---------------
NAME                    (#)   IN FISCAL YEAR  ($/SH)     DATE    5% ($)  10% ($)
----                  ------- -------------- -------- ---------- ------- -------
Patrick J. Norton...  30,000       17.1%       $10     8/30/06   188,700 478,200
Michael R. Goodrich.  12,000        6.9%       $10     8/30/06    75,480 191,280

OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information with respect to stock options exercised during the fiscal year ended December 31, 1996 by each of the executive officers of the Company named in the Summary Compensation Table and unexercised stock options held as of December 31, 1996 by such executive officers.

     OPTION EXERCISES IN LAST FISCAL YEAR ANDFISCAL YEAR END OPTION VALUES

                                                            NUMBER OF
                                                      SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                       UNEXERCISED OPTIONS        IN-THE-MONEY OPTIONS AT
                            SHARES                    AT FISCAL YEAR-END (#)     FISCAL YEAR-END ($)(1)(2)
                         ACQUIRED ON     VALUE     ---------------------------- ----------------------------
NAME                     EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE(3) EXERCISABLE UNEXERCISABLE(3)
----                     ------------ ------------ ----------- ---------------- ----------- ----------------
Patrick J. Norton.......      --           --        34,500         61,500        150,094       347,531
Michael R. Goodrich.....      --           --        25,000         25,000        153,438       140,563

--------
(1) All values are shown pre-tax.
(2) The values are based on a closing price of $15.875 for the Shares on December 31, 1996, less the option exercise price.
(3) Upon consummation of the Offer, all options will become fully vested and each optionholder will be entitled to receive an amount in cash equal to the number of Shares subject to all stock options then held by the optionholder (whether or not then vested) times the remainder derived by subtracting the exercise price per share from $16.00.

CHANGE IN CONTROL ARRANGEMENTS

  See "Change in Control Agreements", located on page 9 of the Schedule 14D-9, for a description of the Change in Control Agreements.

  Based upon compensation levels as of January 1, 1997, the dollar value of the severance and other benefits payable to the officers named in the Summary Compensation Table by virtue of the Change of Control Agreements (assuming the officer's employment is terminated as a result of a change in control and the severance and other benefits become payable) would be as follows: Mr. Norton, $378,000 and Mr. Goodrich, $116,600.

MANAGEMENT AGREEMENTS

  See "Management Agreements", located on page 9 of the Schedule 14D-9, for a description of the Management Agreements.

            TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

  J. Martin Erbaugh became a director of the Company on April 20, 1994. Mr. Erbaugh is Chief Executive Officer and majority owner of Erbaugh Corp. which operated lawn care businesses under the trade name "Lawnmark" in several states including Ohio, New York, Maine and Vermont.

  Effective April 1, 1994, the Company acquired Lawnmark's New York, Vermont and Maine lawn care operations. In connection therewith, the Company issued a $3,800,000 four-year promissory note with interest at the prime rate established by Bank One, Columbus NA plus 1% (limited to 9%). Payments to Erbaugh Corporation, or Mr. Erbaugh directly, in the fiscal year ended December 31, 1996 for interest and principal were $155,183 and $633,333, respectively. The Company also paid $43,200 in rent during 1996 for a branch location operated by the Company to an entity in which Mr. Erbaugh has majority ownership.

  Mr. Erbaugh also provides services to the Company with regards to identifying and analyzing potential acquisitions in the lawn care industry. Mr. Erbaugh is paid $3,000 per month for these services plus an additional size-based fee for acquisitions completed. In the year ended December 31, 1996, Mr. Erbaugh was paid $18,000 for consulting services rendered and is due $35,570 for acquisitions completed in 1996.

BRANCHISES

  See "Branchises", located at page 7 of the Schedule 14D-9, for a description of the branchises.